

Mail Stop 3720

April 15, 2010

Mr. Sylvain Petrari
President
Singular Chef, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Singular Chef, Inc.
> Amendment No. 2 to Registration Statement on Form S-1
> Filed on April 9, 2010
> File No. 333-161240**

Dear Mr. Petrari:

We have reviewed your letter dated April 13, 2010 and your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please note that our comments are contained under the relevant subheadings of your registration statement. We have not included references to page numbers as you have not numbered the pages, even though you include page references in your table of contents. For the sake of clarity, we encourage you to include page numbers in the next amendment to your registration statement.

Description of our Services

1.   We note your response to prior comment 4 from our letter dated March 2, 2010. You indicate in your letter that you have deleted any reference to the addition of 5 subscribers per day to your website. However, you continue to disclose that your marketing activities will result in an average of 5 new subscriptions per day in this section of your prospectus. Please revise to provide further support or remove this disclosure.

Statement of Cash Flows

2.   Please revise the statement of cash flows for the fiscal year to present the proceeds from the subscription receivable in the period it was received. In addition, delete the line items, "Proceeds from sale of common stock" and "Subscription Receivable."

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas E. Puzzo, Esq.
       Via Facsimile (206) 260-0111